

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via E-mail
Mr. Anthony Thomas
Chief Financial Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

  Re: **Windstream Corporation**
     Form 10-K for the Year Ended December 31, 2012
     Filed February 20, 2013
     File No. 1-32422

Dear Mr. Thomas:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Robert S. Littlepage for

       Larry Spirgel
       Assistant Director